082-03116

GREAT QUEST
METALS LTD.

November 8, 2007

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on November 8, 2007. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

07028040

GREAT QUEST METALS LTD.

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

11/19

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

November 8, 2007

Great Quest Mobilizing to Drill on Copper-Gold-Molybdenum Taseko Property

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce that the Company will be starting a 1,600 metre diamond drill program on its Taseko copper-gold-molybdenum property, located 225 kilometres north of Vancouver, BC this week.

The Company will be focusing on 2 target areas. The first target area is in and around the Empress deposit where the Company has a pre 43-101 mineral resource of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold. The objective of drilling here is to increase the mineral resource as well as attempting to find the source of some high-grade fragments on the surface. The Empress deposit consists of three zones, the Upper and Lower North and the 76 zone. The Lower North zone is particularly high grade. In 1990, Hole 90-17 intersected 54.9 metres, from 143.9 to 198.8 metres, of 1.43% copper and 0.053 ounces per ton gold which included 14.5 metres of 2.30% copper and 0.100 ounces per ton gold. The geology consists of intensely altered volcanic rock underlain by granitic rock with the mineralization in the volcanic rock.

In 1991, the Company drilled north of the Empress deposit in the Granite Creek zone. Hole 91-43, 191 meters north of the Empress zone, intersected from 0.018 to 0.023% molybdenum in three separate sections ranging in width from 5.5 to 13.4 meters over 100 meters from 78 to 178 meters. Hole 91-49, 57.3 meters north of Hole 91-43, intersected 0.029% molybdenum over 133 meters. As can be seen, there is a substantial increase in molybdenum from the Empress deposit, where no molybdenum occurs, north to Hole 91-49. In the 2007 program, the Company plans to drill to the north, northwest and northeast of Hole 91-49. This will constitute the second target area.

The Company also notes that the Tsilhqot'in National Government has advised the BC Ministry of Energy Mines and Petroleum Resources that it will not oppose the drilling programs planned on the Company's Taseko project in 2007 and 2008. The Taseko mineral claims lie within Tsilhqot'in Territory and the Caretaker Areas of the Yunesit'in and the Xeni Gwet'in First Nations Government.

**ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.**

"Willis W. Osborne"

Willis W. Osborne
President

END

For additional information please contact:

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM